Registrant Total Return Series, Inc.

Registrant Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 30, 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED TOTAL RETURN SERIES, INC. (“Registrant”)
Federated Mortgage Fund
Federated Ultrashort Bond Fund
(Collectively, the “Funds”)
1933 Act File No.                                           33-50773
1940 Act File No.                                           811-7115

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 49 submitted via EDGAR on September 29, 2009.  Under separate cover, the Registrant has previously faxed to you a black-lined copy of model revisions to fee tables, bar charts and average annual total return tables as well as global disclosure changes.

FEDERATED MORTGAGE FUND

Summary Section Disclosure Comments

1.	Investment Objective: In accordance with your comment, Registrant will delete from the Item 3 disclosure the following sentences:

"The Fund’s total return will consist of two components:  (1) changes in the market value of its portfolio securities (both realized and unrealized appreciation); and (2) income received from its portfolio securities.  The Fund expects that, under normal market conditions, income will comprise the largest component of its total return.  While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

These sentences will be moved to the initial paragraph in the section entitled “What are the Fund’s Investment Strategies?” to read as follows:

What are the Fund’s Investment Strategies?

While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus.

The Fund is intended to provide returns consistent with investments in the market for U.S. home mortgages. The Fund’s total return will consist of two components: (1) changes in the market value of its portfolio securities (both realized and unrealized appreciation); and (2) income received from its portfolio securities. The Fund expects that, under normal market conditions, income will comprise the largest component of its total return. The Fund’s overall strategy is …”

2.	Additional Heading: In accordance with your comment, Registrant will delete the following heading: "Additional Summary Information".

3.	Purchase and Sale of Fund Shares: In accordance with your comment, Registrant will delete from the Item 6 disclosure the following two sentences:

"You buy and redeem shares at the Fund's next-determined net asset value (NAV) after the Fund receives your request in good order."

"Financial intermediaries may impose higher or lower minimum investment requirements than those imposed by the Fund and may also charge fees for their Share transaction services."

4. Prospectus Back Cover: In accordance with your comment, Registrant will correct the SEC address zip-code and Public Reference Room Phone Number.

Summary Section Fee Table Comments

5.
Introductory Paragraph:  In accordance with your comment, Registrant will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

6.
"Annual Fund Operating Expenses" Heading:  In accordance with your comment, Registrant will delete the following parenthetical after the “Annual Fund Operating Expenses” heading:  “Before Waivers and Reduction)"

7.
Footnotes:  In accordance with your comment, Registrant will limit the information disclosed to the requirements of Instruction 3(e) of Item 3 of Form N-1A.  Specifically, Registrant will delete footnote disclosure about past voluntary waivers, and disclose the period for which a waiver will continue, including the termination date and who can terminate the arrangement and under which circumstances.

8.
Example:  In accordance with your comment, under the heading “Example,” Registrant will delete the phrase “before waivers” in the second paragraph, in the sentence beginning "The Example also assumes . . .."

Summary Section Bar Chart and Total Return Table Comments

9.
Main Intro Paragraph:  In accordance with your comment, pursuant to Item 4(b)(2)(i) of Form N-1A, Registrant will modify the sentence beginning “The Fund’s performance will fluctuate …” to remove the word “guarantee” so that it reads as follows:

“The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

10.
Average Annual Total Return Intro Paragraph:  In accordance with your comment, under the heading “Average Annual Total Return Table,” Registrant will limit the disclosure by modifying this paragraph to remove non-required disclosure, but Registrant will retain the following sentence:  “Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.”  As revised, this paragraph will read as follows:

“In addition to Return Before Taxes, Return After Taxes is shown for the Fund’s [Insert Class Name] Shares to illustrate the effect of federal taxes of Fund returns.  After-tax returns are shown only for [Insert Share Class] and After-tax returns for [Insert Class Names] will differ from those shown.  Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.  After-tax returns are calculated using a standard set of assumptions.  The stated returns assume the highest historical federal income and capital gains tax rates.  These after-tax returns do not reflect the effect of any applicable state and local taxes.  After tax returns are not relevant to investors holding Shares through tax-deferred programs, such as IRA or 401(k) plans.”

11.	Average Annual Total Return Table: In accordance with your comment, Registrant will revise the Average Annual Return Table and shorten or limit the footnote disclosure. Specifically, Registrant will:
•	Write out the names of the index and the average, rather than use acronyms.
•	Next to the index name, add the following parenthetical: “(reflects no deduction for fees, expenses or taxes)”.
•	Eliminate non-required footnotes and include any information formerly in footnotes that was not already disclosed (i.e., start of performance date) in a parenthetical in the table.
•
Eliminate required disclosure from footnotes and place in the text under the heading “Average Annual Total Return Table,” delete the two sentences beginning “Return After Taxes on Distributions . . . “ and ending “. . . as well as the effects of taxes on Fund distributions” and retain in the introductory paragraph the text that reads:  “actual after-tax returns depend on an investor’s tax situation and may differ from those shown,” and “after-tax returns shown are not relevant to investors holding Shares through tax-deferred programs, such as 401(k) plans or individual retirement accounts.”

Fund Specific Comments

12.           What are the Fund's Main Investment Strategies?  In response to your comment, the Fund’s Adviser represents that "primarily" means more than 50% and the Fund does not currently invest in non-investment grade securities.

13.           What are the Fund’s Main Investment Strategies?  In response to your comment, we will add the following underlined disclosure to the first paragraph in the section entitled “What are the Fund’s Investment Strategies?” which identifies the Fund’s duration benchmark index and provides an example of duration:

“An additional aspect of the Fund’s investment strategy is to limit the dollar-weighted average duration of its portfolio to within 20% of the duration of Barclay's Capital Mortgage-Backed Securities Index, an index composed of mortgage-backed securities issued or guaranteed by U.S. government agencies or U.S. government-sponsored entities (GSE’s).  Duration measures the price sensitivity of a fixed-income security to changes in interest rates.  For example, if interest rates rise by one percentage point (in a parallel shift) the net asset value (NAV) of a fund with an average duration of 5 years theoretically would decline about 5.0%.  The above example assumes that all relevant factors that could affect the value of a fund other than interest rates, remain unchanged.”

14.
Who Manages the Fund?  In response to your comment, Registrant will add the following sentence as the final sentence in the paragraph that describes the collective experience of the Fund's Adviser and other advisory subsidiaries of Registrant:

“The Adviser advises approximately 101 fixed income and money market mutual funds as well as a variety of customized separately managed accounts, which totaled approximately $312 billion in assets as of December 31, 2008.”

15.  “Advisory Fees” Section:  In response to your comment, Registrant will delete the sentence beginning “Gross income includes, in general, discounts … “ as this was an inadvertent drafting error.

FEDERATED ULTRASHORT BOND FUND

Summary Section Disclosure Comments

1.
Investment Objective:  In accordance with your comment, Registrant will delete from the Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

2.	Additional Heading: In accordance with your comment, Registrant will delete the following heading: "Additional Summary Information".

3.	Purchase and Sale of Fund Shares: In accordance with your comment, Registrant will delete from the Item 6 disclosure the following two sentences:

"You buy and redeem shares at the Fund's next-determined net asset value (NAV) after the Fund receives your request in good order."

"Financial intermediaries may impose higher or lower minimum investment requirements than those imposed by the Fund and may also charge fees for their Share transaction services."

4. Prospectus Back Cover: In accordance with your comment, Registrant will correct the SEC address zip-code and Public Reference Room Phone Number.

Summary Section Fee Table Comments

5.
Introductory Paragraph:  In accordance with your comment, Registrant will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

6.
"Annual Fund Operating Expenses" Heading:  In accordance with your comment, Registrant will delete the following parenthetical after the “Annual Fund Operating Expenses” heading:  “Before Waivers and Reduction)"

7.
Footnotes:  In accordance with your comment, Registrant will limit the information disclosed to the requirements of Instruction 3(e) of Item 3 of Form N-1A.  Specifically, Registrant will delete footnote disclosure about past voluntary waivers, and disclose the period for which a waiver will continue, including the termination date and who can terminate the arrangement and under which circumstances.

8.
Example:  In accordance with your comment, under the heading “Example,” Registrant will delete the phrase “before waivers” in the second paragraph, in the sentence beginning "The Example also assumes . . .."

Summary Section Bar Chart and Total Return Table Comments

9.	Main Intro Paragraph: In accordance with your comments:

•	Pursuant to Item 4(b)(2)(i) of Form N-1A, Registrant will modify the sentence beginning “The Fund’s performance will fluctuate …” to remove the word “guarantee” so that it reads as follows:

“The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

•	Duplicate disclosure will be deleted.

10.
Average Annual Total Return Intro Paragraph:  In accordance with your comment, under the heading “Average Annual Total Return Table,” Registrant will limit the disclosure by modifying this paragraph to remove non-required disclosure, but Registrant will retain the following sentence:  “Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.”  In accordance with your comment, Registrant also will move required disclosure from footnote 4 to the Average Annual Total Return Table and place it into the paragraph under the heading “Average Annual Total Return Table.”  As revised, this paragraph will read as follows in the Class A Share prospectus:

“In addition to Return Before Taxes, Return After Taxes is shown for the Fund’s Class A Shares to illustrate the effect of federal taxes of Fund returns. After-tax returns are shown only for [Insert Share Class] and After-tax returns for [Insert Class Names] will differ from those shown.  Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.  After-tax returns are calculated using a standard set of assumptions.  The stated returns assume the highest historical federal income and capital gains tax rates.  These after-tax returns do not reflect the effect of any applicable state and local taxes.  After tax returns are not relevant to investors holding Shares through tax-deferred programs, such as IRA or 401(k) plans.”

11.	Average Annual Total Return Table: In accordance with your comment, Registrant will revise the Average Annual Return Table and shorten or limit the footnote disclosure. Specifically, Registrant will:
•	Write out the names of the index and the average, rather than use acronyms.
•	Next to the index name, add the following parenthetical: “(reflects no deduction for fees, expenses or taxes)”.
•	Eliminate non-required footnotes and include any information formerly in footnotes that was not already disclosed (i.e., start of performance date) in a parenthetical in the table.
•
Eliminate required disclosure from footnotes and place in the text under the heading “Average Annual Total Return Table,” delete the two sentences beginning “Return After Taxes on Distributions . . . “ and ending “. . . as well as the effects of taxes on Fund distributions” and retain in the introductory paragraph the text that reads:  “actual after-tax returns depend on an investor’s tax situation and may differ from those shown,” and “after-tax returns shown are not relevant to investors holding Shares through tax-deferred programs, such as 401(k) plans or individual retirement accounts.”

Fund Specific Comments

12. What are the Fund's Main Investment Strategies?  In response to your comment concerning the Fund’s strategy to invest primarily in a diversified portfolio of domestic investment-grade, fixed-income securities, Registrant proposes to revise the sentence in question as follows:

“The Fund invests primarily, that is more than 50%, in investment-grade, fixed income securities, but may invest up to 35% of its assets in non-investment grade, fixed-income securities.”

Based upon our review of the registration statement, this will confirm that there is disclosure for Risks of Investing in Non-Investment Grade Securities disclosed in the Fund’s risk section which we believe provides the necessary support to the proposed sentence.

13.
Who Manages the Fund?  In response to your comment, Registrant will add the following sentence as the final sentence in the paragraph that describes the collective experience of the Fund's Adviser and other advisory subsidiaries of Registrant:

“The Adviser advises approximately 101 fixed income and money market mutual funds as well as a variety of customized separately managed accounts, which totaled approximately $312 billion in assets as of December 31, 2008.”

If you have any questions, please do not hesitate to contact me at (412) 288-1472.

Very truly yours,

/s/ Leslie C. Petrone
Leslie C. Petrone
Manager, Reed Smith LLP
On behalf of Federated Total Return Series, Inc.